UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒                FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On September 3, 2019, Stealth BioTherapeutics Corp (the “Company”) announced the appointment of Robert Weiskopf as the Chief Financial Officer and Treasurer of Stealth BioTherapeutics Inc. (“Stealth Delaware”), a wholly owned subsidiary of the Company.

Mr. Weiskopf, age 68, previously served as Chief Financial Officer and Treasurer of ArQule, Inc. from May 2015 to March 2019 and as Vice President of Finance, Corporate Controller, and Treasurer of ArQule, Inc. from February 2007 to May 2015. Mr. Weiskopf is a Certified Public Accountant and holds a B.S.B.A. magna cum laude and M.S.B.A. in accounting from the University of Massachusetts at Amherst.

In connection with his employment with Stealth Delaware and pursuant to the terms of his employment offer letter dated September 3, 2019 (the “Offer Letter”), Mr. Weiskopf, who will be employed part time, will be entitled to the following compensation, subject to, as applicable, approval by the Board of Directors of the Company:

Base Salary. Mr. Weiskopf’s annual base salary will be $190,000.

Bonus. Mr. Weiskopf will be eligible to receive a discretionary annual performance-based target cash bonus equal to 30% of his annual base salary, based upon achievement of goals mutually agreed upon by Mr. Weiskopf and Stealth Delaware.

Equity Compensation. In connection with his appointment, the Company will grant Mr. Weiskopf an incentive share option under the Company’s 2019 Share Incentive Plan (the “Plan”) for 700,000 ordinary shares, par value $0.0003 per share, of the Company, which award will be scheduled to vest over four years in equal monthly installments. This equity grant will be subject to the terms of the Plan and the applicable award agreement.

The foregoing summary of the Offer Letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Offer Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On September 3, 2019, the Company issued a press release announcing Mr. Weiskopf’s appointment as Chief Financial Officer. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	September 3, 2019

EXHIBIT INDEX

Exhibit Number	Description

10.1	Offer Letter dated September 3, 2019, by and between Stealth BioTherapeutics Inc. and Robert Weiskopf

99.1	Press Release issued by the Company on September 3, 2019

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